São Paulo (SP), April 29, 2015.

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Head of Corporate Relations
Rio de Janeiro - RJ

Dear Sirs,

Reference:	ITAÚ UNIBANCO HOLDING S.A.
ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETINGS OF APRIL 29, 2015

I. Pursuant to the provisions of CVM Instruction 480/2009, Article 21, subsection IX and Article 30, subsection III, the Company would like to notify you of the summary of resolutions adopted by the aforementioned Meetings:

In an Annual General Meeting held at 3:00 p.m.

1. Approved, the  Financial Statements for fiscal year 2014 and the allocation of the net income for the fiscal year;

2. Elected, the members of the Board of Directors and of the Fiscal Council for the next annual term of office;

3. Approved, the amount to be allocated for the compensation of the members of the Board of Executive Officers and the Board of Directors and the compensation of the members of the Fiscal Council.

In an Extraordinary General Meeting held at 3:05 p.m.

1. Approved, the increase in subscribed and paid in capital stock in the amount of R$ 10,148,000,000.00, the said capital stock increasing from R$ 75,000,000,000.00 to R$ 85,148,000,000.00 through the capitalization of values posted to the Company’s Revenue Reserves – Statutory Reserves, with a 10% bonus in the Company’s shares;

1.1.
whereas, these decisions are contingent on approval of the Central Bank of Brazil, the shares shall continue to be traded with bonus rights until the baseline ex-bonus rights date to be announced to the Stockholders following the said ratification. The date for inclusion of the new shares in the Stockholders’ positions, information on the period for transfer of share fractions arising from the bonus, on the sale of eventual remaining fractional amounts resulting from the share fractions and the respective credit to the Stockholders shall also be published in due course;

1.2.
simultaneously to the operation in the Brazilian Market and in the same proportion, the securities traded in the United States (ADR – American Depositary Receipt) and in the Argentine (CEDEAR – Argentine Depository Certificate) markets shall also receive a bonus.

2. Increased, the authorized capital limit up to 7,986,000,000 of shares in the same proportion as the bonus in shares;

3. Amended and consolidated, the Corporate Bylaws to reflect the new composition of the capital stock and to register the new limits of the authorized capital.

In an Extraordinary General Meeting held at 3:10 p.m.

1. Amended and consolidated, the Company’s Stock Option Plan (“Plan”) in order to (a) exclude the provisions covering the grant of partners options such that the Plan is amended to provide only for the grant of simple options; (b) provide that eventual adjustments to the stock options grants shall be approved by the People Committee which shall report these adjustments to the Board of Directors besides other textual improvements;

2. Amended, articles 9 (caption sentence and the items 9.1 and 9.2) and 10 (caption sentence and its remaining items) of the Corporate Bylaws, with the purpose of adjusting their wording to the new composition of the Board of Executive Officers,  in the light of changes in the organizational structure through the increase in the limit of positions, the creation of the position of General Director and the execution of the necessary adaptions in the disciplines relative to the Board of Executive Officers and the representation of the Company and consolidated the wording of the Corporate Bylaws.

II. The minutes of the Meetings shall be submitted by the Empresas.Net system – Periodic and Eventual Information within the established timeframe in Article 21, subsection X and Article 30, subsection IV of the aforementioned Instruction.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

MARCELO KOPEL
Investor Relations Officer

cc:
- BM&FBOVESPA S.A. BOLSA DE VALORES, MERCADORIAS E FUTUROS
- Corporate Relations Coordination (Coordenadoria de Relações com Empresas)